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                                                              EXHIBIT 99.(a)(17)



                               September 16, 1998


Burlington Resources Oil & Gas Company
5051 Westheimer, Suite 1400
Houston, Texas 77056

Attention:        Mr. Mark E. Ellis
                  Vice President, San Juan Division

       Re:        Letter of Intent
                  NE Blanco Fruitland Coal

Gentlemen:

San Juan Partners, L.L.C. ("SJP") would like to purchase the following certain interests of Burlington Resources Oil & Gas Company ("BR") in and to the Fruitland coal formation in the Northeast Blanco Unit ("NEBU"), San Juan and Rio Arriba Counties, New Mexico, (i) the interests described in Part I of Exhibit A attached hereto and made a part hereof for all purposes in leases covering the lands in NEBU, which interests are burdened by a Net Profits Interest Conveyance to Burlington Resources Coal Seam Gas Royalty Trust ("BRU"), said interest being called herein the "Trust Interest", (ii) the interests described in Part II of Exhibit A attached hereto in leases covering lands in NEBU, said interest being called herein the "Non-Trust Interest", and (iii) associated rights and obligations of BR and its affiliates in BRU (as more particularly described in Section 8 below), all of said interests, rights and obligations hereinafter collectively referred to as the "Properties". This letter will set



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Letter of Intent
September 16, 1998
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forth the general terms and conditions under which SJP would agree to purchase and BR would agree to sell the Properties.

         1. The purchase price for the Properties is Twenty Million Seven Hundred- Fifty Thousand Dollars ($20,750,000) (the "Purchase Price"), payable in cash at Closing.

         2. The effective date of the sale is July 1, 1998, at 7:00 a.m. M.S.T. (the "Effective Date").

         3. It is the intent of the parties to negotiate and enter into a mutually acceptable purchase and sale agreement (the "Agreement") within thirty (30) days after receipt of notification that the terms set forth herein are acceptable. In the event the Agreement is not finalized within this time period, this letter of intent shall be void and of no further force and effect. The Agreement shall govern all components of the transactions described herein including, but not limited to, the due diligence procedures to be afforded SJP, the representations and warranties of each party, the obligations to be assumed by SJP as of the Effective



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Letter of Intent
September 16, 1998
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                  Date, and indemnities, which indemnities shall include,
                  without limitation, the indemnification of BR and its affiliates by SJP from and against all costs, losses, claims, liabilities, damages and judgments accruing on or after the Effective Date and arising out of or relating to actions or claims by or through any holder of any interest in BRU in connection with the transactions contemplated hereby or the termination or liquidation of BRU as contemplated in paragraph 4 hereof, any regulatory compliance associated therewith and any federal, state or local securities laws applicable thereto, excepting, however, any such liabilities arising from the gross negligence or willful misconduct of BR and/or its affiliates.

         4. The closing of the transactions contemplated in the Agreement (the "Closing") shall take place in Houston, Texas on or before that date which is ten (10) business days following the Termination Date (as hereinafter defined). As used herein, the "Termination Date" shall mean the effective date on which all the following conditions are fully satisfied: (i) the Unitholders have approved, by an affirmative vote or consent, of the termination and liquidation of BRU in accordance with



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Letter of Intent
September 16, 1998
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                  Article VIII and Sections 9.02 and 9.03 of that certain Trust
                  Agreement of Burlington Resources Coal Seam Gas Royalty Trust dated May 1, 1993 among Meridian Oil Production Inc., Burlington Resources Inc., Mellon Bank (DE) National Association and NationsBank of Texas, N.A. (the "Trust Agreement"), and (ii) the clearance or approval of the transactions contemplated in subparagraph 4(i) above and any filings in connection therewith which may be required or advisable under applicable laws, rules and/or regulations by all applicable governmental authorities having jurisdiction and the compliance of such transactions and filings with any applicable stock exchange requirements.

         5. Conditions of Closing shall include (i) the occurrence of the Termination Date, (ii) the approval by the Board of Directors of BR's parent, Burlington Resources Inc. ("BRI") of the contemplated transactions, (iii) the delivery to, and acceptance by, SJP of a legal opinion by BR's legal counsel opining that all of the rights under Section 9.03 of the Trust Agreement are assignable (the exact wording of which will be included as an Exhibit to the Agreement), (iv) the termination of all obligations under the Trust Agreement of BRI other than those relating to the



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Letter of Intent
September 16, 1998
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                  wind-up of BRU as set forth in the Trust Agreement and/or the
                  Administrative Services Agreement dated May 1, 1993 by and between BRI and BRU (the "Administrative Services Agreement"), and (v) the absence of any pending legal or equitable action seeking to enjoin, prohibit or declare illegal the transactions contemplated hereby.

         6. At Closing, BR will tender to SJP or its designee appropriate documents of conveyance, including, without limitation, an assignment of title in and to the Trust Interest and the Non-Trust Interest with a special warranty of title and an assignment of rights under the Trust Agreement and the Administrative Services Agreement.

         7. In the event (i) Closing has not occurred on or prior to the time BR shall have the right under Section 9.03(c) of the Trust Agreement to make a cash offer to purchase all of the Remaining Royalty Interests (as defined in the Trust Agreement), and (ii) this letter of intent or the Agreement remains in force and effect, BR agrees not to exercise such right at any time prior to the Option Period Termination Date (as defined in the Trust Agreement).



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Letter of Intent
September 16, 1998
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         8.       In addition to the acquisition of the Trust Interest and the
                  Non-Trust Interest, SJP will also (i) acquire, to the extent assignable, and assume from BRI, all of its duties, obligations and rights under and pursuant to the Trust Agreement and the Administrative Services Agreement, and (ii) acquire from BR's affiliate, Burlington Resources Trading Inc. ("BRTI"), all rights in and to the Price Credit Account as defined in that certain Gas Purchase Contract dated May
                  1, 1993, by and between Meridian Oil Trading Inc., n/k/a BRTI, and Meridian Oil Production Inc., n/k/a BR (the "Gas Contract").

         9. Upon the last day of the month in which the Termination Date occurs, the Gas Contract shall terminate and no longer burden the Trust Interest. Thereafter, SJP shall be free to market its gas from the Trust Interest; provided, however, that prior to committing to sell its gas, SJP shall give BRTI the opportunity to make a proposal to buy its gas. After termination of the Gas Contract, if SJP shall receive an offer from any third party to purchase the gas for a term of greater than six (6) months, SJP shall provide BRTI with written notice thereof setting forth all of the relevant terms and provisions, and BRTI shall have the right



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Letter of Intent
September 16, 1998
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                  of first refusal to purchase such gas upon the same terms and conditions.

         10. At Closing, SJP shall receive and accept an assignment of the Gathering, Dehydrating and Treating Agreement between Meridian Oil Gathering Inc. and Meridian Oil Trading Inc., dated May 3, 1990, as amended (the "GGTA"). At SJP's request, Paragraph 4.1 of the GGTA shall be deleted and restated and amended to provide for a fee of $0.365/MCF for the Middle Mesa Receipt Point and $0.341/MCF for the Sims/Pump Mesa Receipt Points with an annual $0.01 per MCF increase, effective January 1, 1999 and with an ultimate cap on the fee for the Middle Mesa Receipt Point of $0.415/MCF and on the fee for the Sims/Pump Mesa Receipt Points of $0.381/MCF. Additionally, Paragraph 6.1 of the GGTA shall be deleted and restated and amended to provide that the term of the GGTA shall continue until December 31, 2007, and thereafter, month to month unless canceled by thirty (30) days prior written notice from one party to the other.




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Letter of Intent
September 16, 1998
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         11.      BR agrees to cease discussions or negotiations with any third parties concerning the sale of the Properties and to hold the Properties exclusively for the sale to SJP under the terms of the Agreement. In the event SJP fails to timely initiate proceedings to terminate or liquidate BRU as contemplated in the definition of Termination Date in Section 4 hereof, SJP shall pay BR TWO MILLION DOLLARS (U.S.)
                  ($2,000,000).

         12. SJP and BR recognize that certain aspects of this letter may need to be made public for regulatory purposes. Prior to any disclosure of such information, SJP and BR shall both approve the content and language of any such disclosure. The parties recognize and agree that time is of the essence in connection with any such disclosures and agree to use all good faith efforts in approving such disclosures to assure any filing or other deadlines are met.

         13. Except for Sections 3 (second sentence), 11, and 12 above and 15 below, the parties hereto confirm that the terms and conditions contained herein are exploratory and preliminary to the consummation of the



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Letter of Intent
September 16, 1998
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                  execution of the Agreement; accordingly, (i) this letter does not constitute a binding offer to purchase the Properties and the execution hereof by BR does not constitute an agreement to sell the Properties, (ii) no contract or agreement providing for the sale or purchase of the Properties shall be deemed to exist until the Agreement has been executed by both parties and (iii) neither BR nor SJP shall be legally bound by the terms hereof.

         14. SJP shall have the right to assign all of its rights, duties and obligations under this letter and the Agreement to any affiliate of SJP without the prior consent of BR. Except as set forth in the prior sentence, neither BR nor SJP shall assign their respective rights, duties or obligations hereunder or under the Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

         15. BR and SJP agree to cooperate fully with each other and to provide access to all relevant data and information required in connection with the preparation of all regulatory filings to be made by the parties in connection with the transactions contemplated herein; provided,



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Letter of Intent
September 16, 1998
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                  however, that each party shall maintain confidential all such data and information obtained from the other party in connection with the proposed transaction and shall not disclose same to any third party except (i) upon the written consent of the party on whose behalf the information was provided, (ii) as may be required in connection with the transaction contemplated herein and in the Agreement, and
                  (iii) as may be required by law.

If the foregoing correctly reflects your understanding of our discussions, then please indicate so by executing this letter in the space provided below and returning an executed original to the undersigned.




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Letter of Intent
September 16, 1998
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SJP is interested in acquiring the Properties in accordance with the general terms and conditions contained in this letter of intent, agrees to the provisions of Sections 3 (second sentence), 11, 12, 13 and 15 above, and will proceed to negotiate a definitive Agreement.


Very truly yours,

SAN JUAN PARTNERS, L.L.C.

By:  O'SULLIVAN OIL & GAS COMPANY, INC., MANAGER


By:  /s/ C.N. O'Sullivan
   --------------------------------
     C.N. O'Sullivan, President


BR is interested in selling the Properties in accordance with the general terms and conditions contained in this letter of intent, agrees to the provisions of Sections 3 (second sentence), 11, 12, 13 and 15 above, and will proceed to negotiate a definitive Agreement.

BURLINGTON RESOURCES OIL & GAS COMPANY


By:  /s/ Mark E. Ellis
   ----------------------------------
     Mark E. Ellis, Vice President